UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the "Company") dated August 1, 2019 announcing the Company’s financial results for the second quarter and six months ended June 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: August 2, 2019
/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

Exhibit 99.1

Seanergy Maritime Holdings Corp. Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2019

Highlights of the Second Quarter of 2019:
◾	Net revenues: $18.8 million in Q2 2019 compared to $16.8 million in Q2 2018
◾	Net loss: $6.9 million in Q2 2019, as compared to a net loss of $8.9 million in Q2 2018
◾	EBITDA[1]: $1.7 million in Q2 2019, as compared to an EBITDA of $1.9 million in Q2 2018
Highlights of First Half of 2019:
◾	Net revenues: $34.8 million in the six months ended June 30, 2019 compared to $38.1 million in 2018
◾	Net loss of $15.5 million in the six months ended June 30, 2019, as compared to a Net loss of $12.3 million in 2018
◾	EBITDA[1]: $2.2 million in the six months ended June 30, 2019 as compared to an EBITDA of $6.5 million in 2018
Market Improvement in the Third Quarter of 2019:
◾	Fleet average time charter equivalent rate (TCE) [1] in Q3 to date at $23,800 per ship per day, up 184% compared to the fleet average of $8,368 in the first half of 2019

August 1, 2019 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today its financial results for the second quarter and six months ended June 30, 2019.
For the quarter ended June 30, 2019, the Company generated net revenues of $18.8 million, a 12% increase compared to the second quarter of 2018 despite the Company’s fleet having been reduced by one unit compared to the same quarter of 2018. The daily TCE of the fleet for the second quarter of 2019 was $9,104 per ship per day, up 3% from $8,859 in the second quarter of 2018. The average daily OPEX of the fleet for the quarter was $5,015, marking an improvement of 4% from $5,242 in the second quarter of 2018.
For the six-month period ended June 30, 2019, net revenues were $34.8 million, as compared to $38.1 million in the first half of 2018. EBITDA for the first half of 2019 was $2.2 million, compared to EBITDA of $6.5 million in the same period of 2018. The daily TCE of the fleet for the first half of 2019 was $8,368 per ship per day, compared to $10.272 in the first half of 2018. The average daily OPEX of the fleet was $4,923, reflecting a 5% improvement against the respective period of 2018. As of June 30, 2019, cash and cash equivalents, including restricted cash, were $12.9 million.
Since the beginning of the third quarter of 2019, 62% of our fleet available days have been fixed at a daily TCE of approximately $23,800 per ship per day, marking an increase of 184% as compared to the fleet average TCE rate of $8,368 in the first half of 2019.

1 EBITDA and Time Charter Equivalent (“TCE”) rate are non-GAAP measures. Please see the reconciliation below of EBITDA to net loss and TCE rate to net revenues from vessels, in each case the most directly comparable U.S. GAAP measure.

Stamatis Tsantanis, the Company’s Chairman and Chief Executive Officer, stated:
“Our results for the second quarter and first half of 2019 were materially affected by a series of negative events that had a severe impact in the Capesize segment. Most importantly the freight market was affected by the dam accident in the Brumadinho mine of Brazil, which caused the sharp reduction of the Brazilian iron ore exports from an average of 7.5 million tons per week to a low point of 2.5 million tons in April. In addition, tropical cyclones in Australia also affected negatively the seaborne iron ore trade. Lastly, the decrease in the availability of iron ore in the market, resulted in the sharp increase of the price of the product from approx. $70 per ton to approx. $120 per ton and in fewer cargo shipments with lower vessel utilization. The Baltic Capesize Index (‘BCI’) plummeted from 1,987 points in the beginning of the year to a low of 92 points in April.
We are very pleased, however, to see a sharp reversal of these factors since the end of May 2019. Firstly, the Brazilian weekly iron ore exports have stabilized to the pre-accident levels of about 7.5 million tons per week bringing back a significant quantity of high-grade product to the long-haul voyages. Moreover, an increased portion of the global capesize fleet is currently undergoing drydocks for scrubber installations and other retrofits. This is expected to intensify in the coming months as we move towards January 1, 2020 when the IMO 2020 sulphur cap will be implemented. As a result, the BCI soared from its April lows to a multiyear high of 4,438 points in July.
Seanergy was well placed to capture the upturn, based on index-linked employment for part of the fleet and favorably positioned spot vessels. Looking ahead, we expect that the aforementioned favorable developments on the demand and the supply fronts, will contribute towards a sustainably healthy market.
In response to the adverse market conditions of the first half of the year, we took timely measures to enhance our liquidity and preserve the Company’s cash flow. In May 2019 we successfully priced a $20.5 million follow-on offering and concurrent private placement. In addition, we obtained $9.5 million in commitments under two new loan facilities and rescheduled $3.3m in principal payments due in 2019 under certain of our loan facilities. These actions improved our cash flow by approximately $33 million.
Concerning our capital expenditure and vessel upgrade schedule, we are pleased to announce the completion of the concurrent scrubber and ballast water treatment system installations on the M/V Lordship, which took place next to the vessel’s special survey. The M/V Lordship is about to commence on a 3 to 4-year index linked charter with a major European utilities company. The scrubber installation on the M/V Partnership is currently ongoing while the M/V Leadership is undergoing her scheduled survey and dry-docking in the same yard. Upon completion of the upgrade program in November, five scrubbers and three ballast water treatment systems will be installed on our vessels, increasing the valuation of the fleet and the Company’s NAV by approximately $12.5 million.
As a final note, we are optimistic about the prospects of the Capesize market based on the favorable supply-demand fundamentals and believe that our Company is well positioned to benefit from a sustained recovery as well as from seasonal spikes based on our advantageous employment arrangements and concise approach towards IMO 2020.”

Company Fleet:
Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Scrubber Fitted (1)	Employment	Initial Charter Period
Partnership	Capesize	179,213	2012	Hyundai	Yes	T/C Index Linked (2)	3 years after scrubber installation
Championship (3)	Capesize	179,238	2011	Sungdong	Yes	T/C Index Linked (4)	5 years
Lordship	Capesize	178,838	2010	Hyundai	Yes	T/C Index Linked (5)	3years after scrubber installation
Premiership	Capesize	170,024	2010	Sungdong	Yes	T/C Index Linked (6)	3 years after scrubber installation
Squireship	Capesize	170,018	2010	Sungdong	Yes	T/C Index Linked (6)	3 years after scrubber installation
Fellowship	Capesize	179,701	2010	Daewoo	No	Spot
Knightship (7)	Capesize	178,978	2010	Hyundai	No	Spot
Geniuship	Capesize	170,058	2010	Sungdong	No	Spot
Gloriuship	Capesize	171,314	2004	Hyundai	No	Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	No	Spot
(1)	Scrubbers on selected ships to be installed between July and October 2019.
(2)
Chartered by a major European utility and energy company from September 2019 for a period of 33 to 37 months with an additional period of about 11 to max. 13 months at charterers’ option. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize Forward Freight Agreement Rate (“FFA”) for the selected period.

(3)
Sold to and leased back on a bareboat basis from a major commodity trading company on November 7, 2018 for a five-year period. We have a purchase obligation at the end of the five-year period and we further have the option to repurchase the vessel at any time.

(4)
Chartered by a major commodity trading company from November 7, 2018 for a period of 60 months, with an additional period of about 16 to max 18months at charterers’ option. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(5)
Chartered by a major European utility and energy company from August 2019 for a period of 33 to 37 months with an additional period of about 11 to max. 13 months at charterers’ option. The daily charter hire is based on the BCI. In addition, the Company has the option to convert to a fixed rate for a period of between three and 12 months, based on the prevailing Capesize FFA for the selected period.

(6)
Chartered by a major commodity trading company from about November 2019 for a period of min. 36 to max. 42 months with two additional periods of min. 11 to max. 13 months each, at charterers’ option. The daily charter hire is based on the BCI.

(7)
Sold to and leased back on a bareboat basis from a major Chinese leasing institution on June 29, 2018 for an eight-year period. We have a purchase obligation at the end of the eight-year period and we further have the option to repurchase the vessel at any time following the second anniversary of the delivery under the bareboat charter.

Fleet Data:
(U.S. Dollars in thousands)
	Q2 2019	Q2 2018	6M 2019	6M 2018
Ownership days (1)	910	1,001	1,810	1,991
Operating days (2)	883	999	1,768	1,987
Fleet utilization (3)	97.0%	99.8%	99.7%	99.8%
TCE rate (4)	$9,104	$8,859	$8,368	$10,272
Daily Vessel Operating Expenses (5)	$5,015	$5,242	$4,923	$5,178
(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days includes the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.
(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of the Company’s vessels and in evaluating their financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q2 2019	Q2 2018	6M 2019	6M 2018
Net revenues from vessels	18,758	16,820	34,771	38,142
Less: Voyage expenses	10,719	7,970	19,977	17,732
Net operating revenues	8,039	8,850	14,794	20,410
Operating days	883	999	1,768	1,987
TCE rate	9,104	8,859	8,368	10,272

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q2 2019	Q2 2018	6M 2019	6M 2018
Vessel operating expenses	4,593	5,247	9,015	10,310
Less: Pre-delivery expenses	29	-	104	-
Vessel operating expenses before pre-delivery expenses	4,564	5,247	8,911	10,310
Ownership days	910	1,001	1,810	1,991
Daily Vessel Operating Expenses	5,015	5,242	4,923	5,178

Net Loss to EBITDA Reconciliation:
(In thousands of U.S. Dollars)
	Q2 2019	Q2 2018	6M 2019	6M 2018
Net loss	(6,900)	(8,867)	(15,543)	(12,309)
Add: Net interest and finance cost	5,709	7,789	11,965	12,929
Add: Depreciation and amortization	2,838	2,961	5,672	5,900
Add: Taxes	59	(11)	59	(11)
EBITDA	1,706	1,872	2,153	6,509

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.
EBITDA is presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:
(In thousands of U.S. Dollars)
	Q2 2019	Q2 2018	6M 2019	6M 2018
Interest and finance costs	(5,709)	(7,789)	(11,965)	(12,929)
Add: Amortization of deferred finance charges	237	432	605	574
Add: Amortization of convertible note beneficial conversion feature	800	1,150	1,785	2,084
Add: Amortization of other deferred charges	886	-	995	-
Add: Cash interest waived - related party	-	-	1,164	-
Cash interest and finance costs	(3,786)	(6,207)	(7,416)	(10,271)

Second Quarter and Recent Developments:
Public offering and Private placement of Shares
On May 13, 2019, the Company completed a public offering of 4,200,000 units at a price of $3.40 per unit. Each unit consisted of one common share (or one pre-funded warrant in lieu thereof), one Class B warrant to purchase one common share and one Class C warrant to purchase one common share. In connection with the offering, the underwriters exercised in full their overallotment option with regard to 630,000 Class B warrants and 630,000 Class C warrants. The gross proceeds of the offering to the Company, before underwriting discounts and commissions and estimated offering expenses, were approximately $14.3 million. The Class B warrants trade on the NASDAQ Capital Market under the symbol “SHIPZ”.
Concurrently with the offering, the Company sold $6.2 million of units at the public offering price, or 1,823,529 units, in a private placement to Jelco Delta Holding Corp., an affiliate of the Company, in exchange for the forgiveness of certain payment obligations, including all interest payments due in the period from the fourth quarter of 2018 until the fourth quarter of 2019.
Update on Number of Shares Issued and Outstanding
As of July 31, 2019, 24,598,540 common shares are issued and outstanding. In addition, the Company has 889,589 Class C warrants outstanding (out of 6,653,529 Class C warrants issued in the public offering and concurrent private placement of units which closed on May 13, 2019). Based on the current market price of the Company’s common shares and assuming the exercise of all remaining outstanding Class C warrants in an alternate cashless exercise under the terms of the warrant agreement, the total number of issued and outstanding shares of the Company would be approximately 27.1 million.

Scrubbers, BWTS and Energy Saving Devices installation
On August 1, 2019, the drydocking of the M/V Lordship was completed, marking the first milestone in our scrubber and ballast water treatment system installation program while the dry docking of the M/V Partnership is currently ongoing. Three vessels will follow within August, September and October 2019, respectively, in line with our initial installation schedule.
In addition, we have agreed with one of our existing charterers, to install various energy saving devices, including a Mewis Duct on one of our vessels. The charterer will fully fund all the upgrades and the optional period under the underlying long-term time charter will be extended by 8 to 9 months. Through the optional period the Company will be entitled to receive a premium over the agreed index-linked hire depending on the improvement in the fuel consumption realized.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2019	December 31, 2018*
ASSETS
Cash and restricted cash	12,940	7,444
Vessels, net	237,839	243,214
Other assets	18,750	16,904
TOTAL ASSETS	269,529	267,562

LIABILITIES AND STOCKHOLDERS’ EQUITY
Bank debt and other financial liabilities	188,327	195,221
Convertible notes	11,101	11,124
Due to related parties	22,914	19,349
Other liabilities	21,655	20,565
Stockholders’ equity	25,532	21,303
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	269,529	267,562

* Derived from the audited consolidated financial statements as of the period as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenues:
Vessel revenue, net	18,758	16,820	34,771	38,142
Expenses:
Voyage expenses	(10,719)	(7,970)	(19,977)	(17,732)
Vessel operating expenses	(4,593)	(5,247)	(9,015)	(10,310)
Management fees	(247)	(264)	(494)	(528)
General and administrative expenses	(1,488)	(1,451)	(3,174)	(3,003)
Depreciation and amortization	(2,838)	(2,961)	(5,672)	(5,900)
Operating (loss) / income	(1,127)	(1,073)	(3,561)	669
Other expenses:
Interest and finance costs	(5,709)	(7,788)	(11,965)	(12,929)
Other, net	(64)	(6)	(17)	(49)
Total other expenses, net:	(5,773)	(7,794)	(11,982)	(12,978)
Net loss	(6,900)	(8,867)	(15,543)	(12,309)

Net loss per common share, basic	(0.98)	(3.59)	(3.18)	(5.00)
Weighted average number of common shares outstanding, basic	7,068,042	2,468,118	4,883,594	2,463,322

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of 10 Capesize vessels, with a cargo-carrying capacity of approximately 1,748,581 dwt and an average fleet age of about 10.3 years.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.
Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com